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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of March, 2006                    Commission File Number:  1-15142


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F [ ]                           Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes [ ] Assigned    File No.  ____________     No [X}

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


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This report on Form 6-K, dated March 29, 2006, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the "SEC") in July 2001.

Certain statements included in this report on Form 6K are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "expect", "plans", "will" and other similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control that may cause actual results or performance to differ materially from those currently anticipated in such statements. See the North American Palladium's most recent Annual Information Form and Annual Report on Form 40-F on file with securities regulators for a comprehensive review of risk factors. The North American Palladium disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                NORTH AMERICAN PALLADIUM LTD.


Date:   March 29, 2006          By:   /s/ Mary Batoff
                                      --------------------------------
                                      Mary Batoff

                                      Title: Vice President, Legal and Secretary


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                                  EXHIBIT INDEX


Exhibit         Description of Exhibit
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  1             Press Release dated March 28, 2006
  2             Material Change Report dated March 28, 2006